SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

TIME INC.

(Name of Subject Company)

TIME INC.

(Name of Person Filing Statement)

Common stock, par value $0.01 per share

(Title of Class of Securities)

887228104

(CUSIP Number of Class of Securities)

Lauren Ezrol Klein

Executive Vice President, General Counsel and Corporate Secretary

225 Liberty Street

New York, NY 10281

(212) 522-1212

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

William D. Regner

Michael A. Diz

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

(212) 909-6000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing is made in connection with that certain Agreement and Plan of Merger, dated as of November 26, 2017, by and among Time Inc. (the “Company”), Meredith Corporation and Gotham Merger Sub, Inc., and consists of the press release issued by Time Inc. on November 26, 2017 (Exhibit 99.1) and the letter to employees of Time Inc. and its subsidiaries distributed on November 26, 2017 (Exhibit 99.2).

The information set forth under Items 1.01, 7.01 and 9.01 of the Current Report on Form 8-K filed by the Company on November 27, 2017 (including all exhibits attached thereto and incorporated therein by reference) is incorporated herein by reference.

Important Additional Information and Where to Find It

Notice to Investors

This communication does not constitute an offer to purchase or a solicitation of an offer to sell securities of the Company. The tender offer for the outstanding shares of the Company’s common stock described in this communication has not yet commenced. At the time the planned tender offer is commenced, Meredith Corporation and Gotham Merger Sub, Inc. will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (“SEC”) and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. Those materials will be made available to the Company’s security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.

Exhibit Index

Exhibit Number	Exhibit
99.1	Press release issued by Time Inc. on November 26, 2017.

99.2	Letter to employees of Time Inc. and its subsidiaries distributed on November 26, 2017.